04010025

REDCORP

FILE No. 82-1824

04 FEB 23 AM 7:21

PROCESSED
FEB 24 2004
THOMSON FINANCIAL

SUPPL

NEWS RELEASE

February 11, 2004

News Release 04-01

Up to $2,000,000 BROKERED PRIVATE PLACEMENT

REDCORP VENTURES LTD. (RDV-TSX) (the "Company") today announces the engagement of Jennings Capital Inc. (the "Agent") as lead agent to complete a private placement, subject to regulatory acceptance, of up to 3,333,333 common share units at a price of $0.30 per unit (the "Units") to raise up to $1,000,000 and up to 3,333,333 flow-through common shares at a price of $0.30 per flow-through share (the "Flow-Through Shares") to raise up to an additional $1,000,000. Each Unit will consist of one common share and one-half non-transferable common share purchase warrant. Each whole warrant will entitle the holder to purchase an additional share at a price of $0.45 for two years from closing.

The Agent will be paid a cash fee equal to 8.0% of the gross proceeds raised in the offering. In addition, the Agent will receive broker warrants exercisable for common shares equal in number to 8.0% of the number of Units and Flow-Through Shares sold.

The gross proceeds from the sale of the Flow-Through Shares will be used by the Company's wholly-owned subsidiary, Redfern Resources Ltd., for the exploration of its Tulsequah Chief property located in British Columbia, Canada. The net proceeds from the sale of the Units will be used to advance the Tulsequah project towards development and also for general working capital purposes. Closing is expected to occur on or about February 27, 2004, or such other date as is agreed to between the Company and the Agent.

ON BEHALF OF THE BOARD OF DIRECTORS OF REDCORP VENTURES LTD.

Per: "Terence Chandler"
Terence Chandler, President

dlw 2/24

This document contains certain forward looking statements which involve known and unknown risks, delays and uncertainties not under the Company's control which may cause actual results, performance or achievements of the Company to be materially different from the results, performance or expectations implied by these forward looking statements.

REDCORP VENTURES LTD.
Suite 760, 777 Hornby Street, Vancouver, B.C., Canada V6Z 1S4
Tel: 604 669 4775 • Fax: 604 669 5330 • Toll free: 1-888-669-4775

REDCORP

FILE No. 82-1824

04 FEB 23 AM 7:21

NEWS RELEASE

December 8, 2003 News Release 03-15

Final Assays Received for 2003 Drill Program

REDCORP VENTURES LTD. (RDV-TSX) (the "Company") is pleased to announce that the 2003 drill program at the Tulsequah Chief project in northwestern BC has now been completed, and all assays have been received. The Tulsequah Chief property is owned and operated by Redfern Resources Ltd. – the Company's wholly-owned subsidiary.

New assay information has been received for holes TCU03088 through TCU03092, which have continued to expand the extent of a previously unknown massive sulphide lens located stratigraphically above, and to the west of, the main deposit. One additional hole, TCU03090, was intended to test the up-dip extent of the high-grade gold zone which was intersected earlier in the program by hole TCU03077, however it encountered a post-mineral dyke at the estimated target depth.

The new massive sulphide lens strikes northwesterly and dips steeply to the northeast. It has now been defined over a length of 275 meters down plunge, and a width of up to 130 meters (see longitudinal section). The lens appears to pinch out down dip (to the northeast), but remains open down-plunge (to the northwest) and up dip (to the southwest), where it has been offset by the 4400E fault. The location of this fault, and the direction and amount of offset across it are quite well known, as it traverses the old underground development. The Company is optimistic that additional drilling will be successful in locating the extension of the lens on the southwest side of the fault.

This lens lies along the fold limb between the H syncline and the F anticline. It is anticipated that the lens will become substantially thicker if it continues to the hinge of the F anticline. This would be analogous to the main H deposit at Tulsequah, which is relatively narrow and tabular on the fold limbs and thickens dramatically in the hinge of the H syncline.

New assay results are tabulated below, a full table of assays is available on the Company's website.

Hole #	Horizon	From (m)	To (m)	Length	Est. True Width	Au (gpt)	Ag (gpt)	Cu (%)	Pb (%)	Zn (%)
TCU03088	new	293.8	294.8	1.0	0.9	0.47	17.20	0.14	1.30	3.32
				note: this intersection was truncated by the 4400E fault.						
		296.7	298.6	1.9	1.9	massive pyrite				
		310.2	312.6	2.4	2.3	massive pyrite				
		316.4	321.1	4.7	4.6	massive pyrite				
TCU03089	new	339.6	340.7	1.1	1.1	0.34	10.90	0.54	0.05	5.10
TCU03090	H	Intersected post-mineral dyke								
TCU03091	?	377.1	377.3	0.2	0.2	5.67	3069.00	2.60	4.13	13.80
	new	390.6	402.6	12.0	9.6	0.43	13.59	0.38	0.36	3.39
	incl	397.1	402.6	5.5	4.4	0.55	11.46	0.47	0.66	5.72
TCU03092		faulted out								

Hole TCU03091 intersected a 5.5 meter interval assaying 5.72% zinc, 0.47% copper, 0.55 gpt gold and 11.5 gpt silver, within a wider zone of lower grade mineralization. This hole also had a narrow, but very high-grade, section of massive sulphide occurring as a fragment in the 4400E fault. This 20 cm section

assayed 5.67 gpt gold, 3069.0 gpt silver, 2.6% copper and 13.8% zinc. The occurrence of this high-grade fragment suggests that the fault has cut through a very high-grade sulphide lens, indicating the potential to discover very significant mineralization in this area.

Hole TCU03088 intersected a narrow mineralized zone, correlating with the new lens, on the east side of the fault, and an aggregate thickness of 9 meters of massive pyrite on the west side of the fault. Although the massive pyrite did not return ore-grade assays, massive sulphide mineralization at Tulsequah often grades from massive pyrite to high-grade mineralization within the same lens. This indicates the potential for additional discoveries as this part of the deposit is delineated.

The Tulsequah Project, which received its Project Approval Certificate on December 13 2002, incorporates a previously reported historical resource estimate as follows:

Category	Tonnes	Au, gpt	Ag, gpt	Cu %	Pb %	Zn %
Measured and Indicated	5,940,000	2.59	107.41	1.42	1.26	6.72
Inferred	3,000,000	2.42	107.86	1.10	1.19	6.38

This resource was estimated in compliance with the former National Policy 2A standard. The technical report to accompany the resource estimate was the 1995 Feasibility Study by Rescan Engineering Ltd. This historical estimate is relevant as it is the most recent estimate completed for the project. The reliability of the estimate is compatible with the standards set by National Instrument 43-101.

Based on current metal prices and exchange rate the previously defined resources at Tulsequah have an *in-situ* gross value in excess of CAN$1.77 billion.

Redfern has contracted AMEC E&C Services Ltd. to complete independent auditing and QA/QC appraisals in compliance with National Policy 43-101 requirements. A site visit was completed in November. This work will continue with a detailed data review, analysis of historical data and preliminary geostatistical assessment of the Tulsequah Deposit, to assist in defining an infill program to bring inferred resources to the measured and indicated classification in the course of re-estimation of mineral resources. The infill drilling program and further drilling to extend and expand the known resources at Tulsequah Chief are expected to take place in the spring and summer of 2004, subject to financing. Further details on planned exploration and confirmation drilling will be released at a later date

Further information on Redcorp and the Tulsequah Project, including a long-section showing the location of the holes, can be obtained on the Company's website at www.redcorp-ventures.com and at Redfern's website at www.redfern.bc.ca.

ON BEHALF OF THE BOARD OF DIRECTORS OF REDCORP VENTURES LTD.

Per: "Terence Chandler"
Terence Chandler, President

Suite 760, 777 Hornby Street, Vancouver, B.C., Canada V6Z 1S4
Tel: 604 669 4775 • Fax: 604 669 5330